Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

BRP Inc.

For the three-month periods ended April 30, 2021 and 2020

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET INCOME

[Unaudited]

[in millions of Canadian dollars, except per share data]

		Three-month periods ended
	Notes	April 30, 2021	April 30, 2020

Revenues	13	$1,808.6	$1,229.8
Cost of sales		1,266.6	994.7
Gross profit		542.0	235.1

Operating expenses
Selling and marketing		100.2	81.7
Research and development		65.8	50.5
General and administrative		64.8	45.0
Other operating expenses (income)	14	(5.3)	13.8
Impairment charge	15	—	171.4
Total operating expenses		225.5	362.4
Operating income (loss)		316.5	(127.3)

Financing costs	16	82.7	37.0
Financing income	16	(1.2)	(14.0)
Foreign exchange (gain) loss on long-term debt		(75.1)	84.2
Income (loss) before income taxes		310.1	(234.5)
Income tax expense (recovery)	17	65.7	(8.4)

Net income (loss)		$244.4	$(226.1)
Attributable to shareholders		$244.2	$(226.0)
Attributable to non-controlling interest		$0.2	$(0.1)

Basic earnings (loss) per share	12	$2.87	$(2.58)
Diluted earnings (loss) per share	12	$2.79	$(2.58)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[in millions of Canadian dollars]

	Three-month periods ended
	April 30, 2021	April 30, 2020

Net income (loss)	$244.4	$(226.1)
Other comprehensive income

Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges	22.6	1.7
Net changes in unrealized gain (loss) on translation of foreign operations	(16.7)	3.6
Income tax expense	(6.2)	(0.2)
	(0.3)	5.1

Items that will not be reclassified subsequently to net income
Actuarial gains on defined benefit pension plans	46.4	17.6
Loss on fair value of restricted investments	(0.1)	(0.7)
Income tax expense	(12.2)	(4.4)
	34.1	12.5
Total other comprehensive income	33.8	17.6
Total comprehensive income (loss)	$278.2	$(208.5)
Attributable to shareholders	$278.2	$(208.5)
Attributable to non-controlling interest	$—	$—

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[Unaudited]

[in millions of Canadian dollars]

As at

	Notes	April 30, 2021	January 31, 2021
Cash and cash equivalents		$690.9	$1,325.7
Trade and other receivables		274.2	311.5
Income taxes and investment tax credits receivable		21.5	28.4
Other financial assets	3	93.3	76.5
Inventories	4	1,276.9	1,087.3
Other current assets		38.4	32.9
Total current assets		2,395.2	2,862.3

Investment tax credits receivable		17.5	18.8
Other financial assets	3	43.9	31.6
Property, plant and equipment		1,079.4	1,064.3
Intangible assets		464.2	465.1
Right-of-use assets		216.8	214.2
Deferred income taxes		210.6	227.1
Other non-current assets		2.0	2.5
Total non-current assets		2,034.4	2,023.6

Total assets		$4,429.6	$4,885.9

Trade payables and accruals		$1,273.2	$1,296.5
Provisions	6	345.1	353.2
Other financial liabilities	7	204.4	348.6
Income tax payable		63.2	63.0
Deferred revenues		75.2	72.4
Current portion of long-term debt	8	21.4	25.3
Current portion of lease liabilities		33.2	33.5
Total current liabilities		2,015.7	2,192.5

Long-term debt	8	1,957.5	2,384.4
Lease liabilities		205.4	206.3
Provisions	6	73.7	75.2
Other financial liabilities	7	33.2	34.4
Deferred revenues		111.8	132.7
Employee future benefit liabilities		244.0	297.8
Deferred income taxes		19.1	16.4
Other non-current liabilities		19.7	21.1
Total non-current liabilities		2,664.4	3,168.3
Total liabilities		4,680.1	5,360.8
Deficit		(250.5)	(474.9)

Total liabilities and deficit		$4,429.6	$4,885.9

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[in millions of Canadian dollars]

For the three-month period ended April 30, 2021
	Attributed to shareholders
	Capital Stock (Note 9)	Contributed surplus	Retained losses		Translation of foreign operations	Cash- flow hedges	Total	Non-controlling interests	Total deficit
Balance as at January 31, 2021	$210.4	$(154.0)	$(575.9)		$35.5	$5.3	$(478.7)	$3.8	$(474.9)
Net income	—	—	244.2		—	—	244.2	0.2	244.4
Other comprehensive income (loss)	—	—	34.1		(16.5)	16.4	34.0	(0.2)	33.8
Total comprehensive income (loss)	—	—	278.3		(16.5)	16.4	278.2	—	278.2
Dividends	—	—	(11.0)		—	—	(11.0)	—	(11.0)
Issuance of subordinate shares	12.0	(3.1)	—		—	—	8.9	—	8.9
Repurchase of subordinate shares (Note 9)	(13.6)	200.0	(243.3)		—	—	(56.9)	—	(56.9)
Stock-based compensation	—	5.2	[a]	—	—	—	5.2	—	5.2

Balance as at April 30, 2021	$208.8	$48.1	$(551.9)		$19.0	$21.7	$(254.3)	$3.8	$(250.5)

[a] Includes $1.1 million of income tax recovery.

For the three-month period ended April 30, 2020
	Attributed to shareholders
	Capital Stock	Contributed surplus	Retained losses		Translation of foreign operations	Cash- flow hedges	Total	Non-controlling interests	Total deficit
Balance as at January 31, 2020	$190.6	$(32.6)	$(757.0)		$4.9	$0.3	$(593.8)	$4.1	$(589.7)
Net loss	—	—	(226.0)		—	—	(226.0)	(0.1)	(226.1)
Other comprehensive income	—	—	12.5		3.5	1.5	17.5	0.1	17.6
Total comprehensive income (loss)	—	—	(213.5)		3.5	1.5	(208.5)	—	(208.5)
Issuance of subordinate shares	0.1	—	—		—	—	0.1	—	0.1
Repurchase of subordinate shares	(4.4)	70.3	(63.4)		—	—	2.5	—	2.5
Stock-based compensation	—	2.0	[a]	—	—	—	2.0	—	2.0

Balance as at April 30, 2020	$186.3	$39.7	$(1,033.9)		$8.4	$1.8	$(797.7)	$4.1	$(793.6)

[a] Includes $0.9 million of income tax expense.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

[Unaudited]

[in millions of Canadian dollars]

		Three-month periods ended
	Notes	April 30, 2021	April 30, 2020

OPERATING ACTIVITIES
Net income (loss)		$244.4	$(226.1)
Non-cash and non-operating items:
Depreciation expense		65.8	63.9
Income tax expense (recovery)	17	65.7	(8.4)
Foreign exchange (gain) loss on long-term debt		(75.1)	84.2
Interest expense and transaction costs	16	59.6	33.1
Impairment charge	15	—	171.4
Other		18.8	3.1
Cash flows generated from operations before changes in working capital		379.2	121.2
Changes in working capital:
Decrease in trade and other receivables		26.0	111.7
(Increase) decrease in inventories		(220.3)	79.3
(Increase) decrease in other assets		(16.3)	0.1
Decrease in trade payables and accruals		(2.7)	(142.8)
Increase in other financial liabilities		72.2	14.5
Increase in provisions		1.9	42.8
Decrease in other liabilities		(13.8)	(5.7)
Cash flows generated from operations		226.2	221.1
Income taxes paid, net of refunds		(61.3)	(8.4)
Net cash flows generated from operating activities		164.9	212.7

INVESTING ACTIVITIES
Additions to property, plant and equipment		(85.5)	(34.9)
Additions to intangible assets		(11.7)	(8.4)
Other		0.2	(0.3)
Net cash flows used in investing activities		(97.0)	(43.6)

FINANCING ACTIVITIES
Issuance of long-term debt	8	388.6	10.0
Long-term debt amendment fees	8	(19.5)	(6.7)
Repayment of long-term debt	8	(762.9)	(4.8)
Increase in revolving credit facilities		—	686.6
Repayment of lease liabilities		(8.7)	(8.4)
Interest paid		(14.9)	(19.7)
Issuance of subordinate voting shares		8.9	0.1
Repurchase of subordinate voting shares	9	(288.2)	(59.6)
Dividends paid		(11.0)	—
Other		(0.2)	(0.6)
Net cash flows generated from (used in) financing activities		(707.9)	596.9
Effect of exchange rate changes on cash and cash equivalents		5.2	(7.8)
Net increase (decrease) in cash and cash equivalents		(634.8)	758.2
Cash and cash equivalents at the beginning of period		1,325.7	42.5
Cash and cash equivalents at the end of period		$690.9	$800.7

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS

BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Luxembourg Investments S.à r.l. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“CDPQ”), (collectively, the “Principal Shareholders”) whereas BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange under the symbol DOO and in the United States on the Nasdaq Global Select Market under the symbol DOOO.

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles and marine products. The Company’s Powersports segment comprises “Year-Round Products” which consists of all-terrain vehicles, side-by-side vehicles and three-wheeled vehicles; “Seasonal Products” which consists of snowmobiles and personal watercraft; and “Powersports PA&A and OEM Engines” which consists of parts, accessories and apparel (“PA&A”), engines for karts, motorcycles and recreational aircraft and other services. Additionally, the Company’s “Marine” segment consists of boats, jet boat and outboard engines and related PA&A and other services.

The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers (the “Customers”). The Company distributes its products worldwide and manufactures them in Mexico, Canada, Austria, the United States, Finland and Australia.

The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements for the three-month periods ended April 30, 2021 and 2020 have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. These unaudited condensed consolidated interim financial statements for the three-month periods ended April 30, 2021 and 2020 follow the same accounting policies as the audited consolidated financial statements for the year ended January 31, 2021 and, as such, should be read in conjunction with them.

The preparation of these unaudited condensed consolidated interim financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made. The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Actual results could differ from the estimates used and such differences could be significant.

These unaudited condensed consolidated interim financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests, except for Regionales Innovations Centrum GmbH in Austria for which a non-controlling interest of 25% is recorded upon consolidation, BRP Commerce & Trade Co. Ltd in China for which a non-controlling interest of 20% is recorded upon consolidation and Telwater Pty Ltd in Australia for which there is a non-controlling interest of 20%. BRP is also part of a joint venture located in Austria. All inter-company transactions and balances have been eliminated upon consolidation.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	BASIS OF PRESENTATION [CONTINUED]

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale of the Company’s products are higher in the period immediately preceding and during their particular season of use. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products.

On June 2, 2021, the Board of Directors of the Company approved these unaudited condensed consolidated interim financial statements for the three-month periods ended April 30, 2021 and 2020.

3.	OTHER FINANCIAL ASSETS

The Company’s other financial assets were as follows, as at:

	April 30, 2021	January 31, 2021
Restricted investments [a]	$14.9	$15.7
Derivative financial instruments	46.8	25.9
Advances to suppliers related to property, plant and equipment	52.1	47.8
Other	23.4	18.7
Total other financial assets	$137.2	$108.1
Current	93.3	76.5
Non-current	43.9	31.6
Total other financial assets	$137.2	$108.1

[a]

The restricted investments are publicly traded bonds that can only be used for severance payments and pension costs associated with Austrian pension plans, and are not available for general corporate use.

The non-current portion is mainly attributable to the restricted investments and derivative financial instruments.

4.	INVENTORIES

The Company’s inventories were as follows, as at:

	April 30, 2021	January 31, 2021
Materials and work in progress	$771.8	$540.7
Finished products	273.5	305.0
Parts, accessories and apparel	231.6	241.6
Total inventories	$1,276.9	$1,087.3

The Company recognized in the condensed consolidated interim statements of net income during the three-month period ended April 30, 2021, a write-down on inventories of $0.4 million ($11.6 million during the three-month period ended April 30, 2020).

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

5.	REVOLVING CREDIT FACILITIES

As at April 30, 2021, the Company had a total availability of $700.0 million under revolving credit facilities maturing in May 2024 (the “Revolving Credit Facilities”) and the Company had no outstanding indebtedness under the Revolving Credit Facilities. Subsequent to April 30, 2021, the Company amended its Revolving Credit Facilities (see Note 19).

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

(i)	U.S. dollars at either
(a)	LIBOR plus 1.45% to 3.00% per annum; or
(b)	U.S. Base Rate plus 0.45% to 2.00% per annum; or
(c)	U.S. Prime Rate plus 0.45% to 2.00% per annum;
(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.45% to 3.00% per annum; or
(b)	Canadian Prime Rate plus 0.45% to 2.00% per annum
(iii)	Euros at Euro LIBOR plus 1.45% to 3.00% per annum.

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at April 30, 2021, the cost of borrowing under the Revolving Credit Facilities was as follows:

(i)	U.S. dollars at either
(a)	LIBOR plus 1.45% per annum; or
(b)	U.S. Base Rate plus 0.45% per annum; or
(c)	U.S. Prime Rate plus 0.45% per annum;
(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.45% per annum; or
(b)	Canadian Prime Rate plus 0.45% per annum
(iii)	Euros at Euro LIBOR plus 1.45% per annum.

As at April 30, 2021, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

6.	PROVISIONS

The Company’s provisions were as follows, as at:

	April 30, 2021	January 31, 2021
Product-related	$387.0	$390.0
Restructuring	5.1	11.2
Other	26.7	27.2
Total provisions	$418.8	$428.4
Current	345.1	353.2
Non-current	73.7	75.2
Total provisions	$418.8	$428.4

Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its Customers in order to support the retail activity.

The non-current portion of provisions is mainly attributable to product-related provisions.

The changes in provisions were as follows:

	Product-related	Restructuring	Other	Total
Balance as at January 31, 2021	$390.0	$11.2	$27.2	$428.4
Expensed during the period	129.8	—	3.7	133.5
Paid during the period	(118.2)	(5.5)	(3.6)	(127.3)
Reversed during the period	(1.4)	(0.1)	(0.1)	(1.6)
Effect of foreign currency exchange rate changes	(13.1)	(0.5)	(0.5)	(14.1)
Unwinding of discount and effect of changes in discounting estimates	(0.1)	—	—	(0.1)
Balance as at April 30, 2021	$387.0	$5.1	$26.7	$418.8

7.	OTHER FINANCIAL LIABILITIES

The Company’s other financial liabilities were as follows, as at:

	April 30, 2021	January 31, 2021
Dealer holdback programs and customer deposits	$172.2	$102.4
Due to Bombardier Inc.	22.0	22.2
Derivative financial instruments	6.5	8.6
Due to a pension management company	0.5	0.7
Non-controlling interest liability	20.3	21.0
Financial liability related to NCIB	—	200.0
Other	16.1	28.1
Total other financial liabilities	$237.6	$383.0
Current	204.4	348.6
Non-current	33.2	34.4
Total other financial liabilities	$237.6	$383.0

The non-current portion is mainly comprised of the amount due to Bombardier Inc. in connection with indemnification related to income taxes.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.	LONG-TERM DEBT

As at April 30, 2021 and January 31, 2021, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

April 30, 2021
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-1	May 2027	2.11%	2.15%	U.S. $1,503.8	$1,844.6	[a]
Term Loans	Dec. 2021 to Dec. 2030	0.75% to 1.60%	1.00% to 4.67%	€97.1	134.3
Total long-term debt					$1,978.9
Current					21.4
Non-current					1,957.5
Total long-term debt					$1,978.9

[a]	Net of unamortized transaction costs of $4.0 million.

January 31, 2021
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-1	May 2027	2.12%	2.12%	U.S. $1,207.6	$1,543.0
Term Loan B-2	May 2027	6.00%	6.77%	U.S. $597.0	733.3	[a]
Term Loans	Dec. 2021 to Dec. 2030	0.75% to 1.60%	1.00% to 4.67%	€92.6	133.4
Total long-term debt					$2,409.7
Current					25.3
Non-current					2,384.4
Total long-term debt					$2,409.7

[a]	Net of unamortized transaction costs of $29.5 million.

The following table explains the changes in long-term debt during the three-month period ended April 30, 2021:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2021	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at April 30, 2021
Term Facility	$2,276.3	$380.8	$(762.5)	$(75.1)	$25.1	$1,844.6
Term Loans	133.4	7.8	(0.4)	(6.2)	(0.3)	134.3
Total	$2,409.7	$388.6	$(762.9)	$(81.3)	$24.8	$1,978.9

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.	LONG-TERM DEBT [CONTINUED]

a)     Term Facility

On February 16, 2021, the Company fully repaid the outstanding U.S. $597.0 million Term Loan B-2. The Company incurred a prepayment premium of $15.1 million, which have been recorded in financing costs. In addition, the unamortized transaction costs of $29.2 million were derecognized and recorded in financing costs. On the same date, the Company increased the amount outstanding under its Term Loan B-1 by U.S. $300.0 million to U.S. $1,507.6 million. This incremental of U.S. $300.0 million has the same terms and conditions and maturity date as the original Term Loan B-1. The Company incurred transaction costs of $4.0 million, which have been incorporated in the carrying amount of the Term Loan B-1 and are amortized over its expected life using the effective interest rate method.

As at April 30, 2021, the cost of borrowing under the Term Loan B-1 was as follows:

(i)	LIBOR plus 2.00% per annum, with a LIBOR floor of 0.00%; or
(ii)	U.S. Base Rate plus 1.00%; or
(iii)	U.S. Prime Rate plus 1.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in LIBOR.

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter. Consequently, the Company repaid an amount of U.S. $3.8 million ($4.7 million) during the three-month period ended April 30, 2021. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level.

b)     Term Loans

During the three-month period ended April 30, 2021, the Company entered into a term loan agreement at favourable interest rates under an Austrian government program. This program supports research and development projects based on the Company’s incurred expenses in Austria. The term loan has a nominal amount of €5.2 million ($7.8 million) with an interest rate at 0.93% and a maturity date on December 2027. The Company recognized a grant of €0.6 million ($0.9 million) as a reduction of research and development expenses representing the difference between the fair value of the term loan at inception and the cash received.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	NORMAL COURSE ISSUER BID PROGRAM (“NCIB”)

During the three-month period ended April 30, 2021, the Company continued and completed the NCIB that was announced and started during the fiscal year ended January 31, 2021 and repurchased 2,807,028 subordinate voting shares for a total consideration of $278.2 million.

When the Company was not permitted to purchase subordinate voting shares due to regulatory restrictions or self-imposed blackout periods, an automatic share purchase plan with a designated broker allowed the purchase of subordinate voting shares under pre-set conditions. During the three-month period ended April 30, 2021, the Company recognized a loss of $21.3 million in financing costs related to the automatic share purchase plan. The loss represents the difference between the share price used to establish the financial liability at the end of each quarter and the amount actually paid to repurchase shares during the regulatory restrictions or self-imposed blackout periods.

Of the total consideration of $278.2 million, $13.6 million represents the carrying amount of the shares repurchased, $243.3 million represents the amount charged to retained losses and $21.3 million represents the loss recognized in net income.

The changes in capital stock issued and outstanding were as follows:

	Number of shares	Carrying Amount
Subordinate voting shares
Balance as at January 31, 2021	42,652,906	$206.8
Issued upon exercise of stock options	252,637	12.0
Repurchased under the normal course issuer bid program	(2,807,028)	(13.6)
Balance as at April 30, 2021	40,098,515	$205.2

Multiple voting shares
Balance as at January 31, 2021 and April 30, 2021	43,891,671	$3.6

Total outstanding as at April 30, 2021	83,990,186	$208.8

10.	STOCK OPTION PLAN

During the three-month periods ended April 30, 2021 and 2020, the Company granted respectively 505,100 and 1,649,100 stock options to eligible officers and employees to acquire subordinated voting shares at an average exercise price of $109.66 and $26.66 respectively. The fair value of the options at the grant date was respectively $43.06 and $9.03. Such stock options are time vesting and 25% of the options will vest on each of the first, second, third and fourth anniversary of the grant. The stock options have a ten-year term at the end of which the options expire.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11.	SEGMENTED INFORMATION

Details of segment information were as follows:

For the three-month period ended April 30, 2021	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$1,686.7	$127.4	$(5.5)	$1,808.6
Cost of sales	1,167.9	104.2	(5.5)	1,266.6
Gross profit	518.8	23.2	—	542.0

Total operating expenses				225.5
Operating income				316.5

Financing costs				82.7
Financing income				(1.2)
Foreign exchange gain on long-term debt				(75.1)
Income before income taxes				310.1
Income tax expense				65.7

Net income				$244.4

For the three-month period ended April 30, 2020	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$1,120.4	$112.1	$(2.7)	$1,229.8
Cost of sales	889.9	107.5	(2.7)	994.7
Gross profit	230.5	4.6	—	235.1

Total operating expenses				362.4	[a	]
Operating loss				(127.3)

Financing costs				37.0
Financing income				(14.0)
Foreign exchange loss on long-term debt				84.2
Income before income taxes				(234.5)
Income tax expense				(8.4)

Net loss				$(226.1)

[a] Including an impairment charge of $171.4 million related to the Marine segment.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	EARNINGS PER SHARE

a)	Basic earnings per share

Details of basic earnings per share were as follows:

	Three-month periods ended
	April 30, 2021	April 30, 2020
Net income (loss) attributable to shareholders	$244.2	$(226.0)

Weighted average number of shares	84,967,050	87,600,161

Earnings (loss) per share - basic	$2.87	$(2.58)

b)	Diluted earnings per share

Details of diluted earnings per share were as follows:

	Three-month periods ended
	April 30, 2021	April 30, 2020
Net income (loss) attributable to shareholders	$244.2	$(226.0)

Weighted average number of shares	84,967,050	87,600,161
Dilutive effect of stock options	2,639,407	—
Weighted average number of diluted shares	87,606,457	87,600,161

Earnings (loss) per share - diluted	$2.79	$(2.58)

For the three-month period ended April 30, 2020, basic and diluted loss per share are the same, as the effect of stock options is antidilutive. Stock options that could potentially dilute basic earnings per share in the future, which are not included in the calculation of diluted loss per share, represent 359,876 stock options for the three-month period ended April 30, 2020.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

13.	REVENUES

Details of revenues were as follows:

	Three-month periods ended
	April 30, 2021	April 30, 2020
Powersports
Year-Round Products	$922.5	$640.3
Seasonal Products	463.4	322.6
Powersports PA&A and OEM Engines	300.7	157.3
Marine	122.0	109.6
Total	$1,808.6	$1,229.8

The following table provides geographic information on Company’s revenues. The attribution of revenues was based on customer locations.

	Three-month periods ended
	April 30, 2021	April 30, 2020
United States	$1,021.9	$776.8
Europe	300.7	190.2
Canada	276.0	159.5
Asia Pacific	128.1	58.5
Latin America	78.2	41.3
Other	3.7	3.5
	$1,808.6	$1,229.8

14.	OTHER OPERATING EXPENSES (INCOME)

Details of other operating expenses (income) were as follows:

	Three-month periods ended
	April 30, 2021	April 30, 2020
Restructuring costs (reversal)	$(0.1)	$5.7
Foreign exchange (gain) loss on working capital elements	(12.9)	18.8
(Gain) loss on forward exchange contracts	7.4	(9.6)
Other	0.3	(1.1)
Total	$(5.3)	$13.8

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

15.	IMPAIRMENT CHARGE

During the three-month period ended April 30, 2020, the Company determined that some of its cash-generating units (“CGU”) were impaired and the Company recorded an impairment charge of $30.5 million related to intangible assets of Alumacraft Boat Co. CGU, $33.3 million related to Triton Industries, Inc. CGU, and $60.7 million related to Telwater Pty Ltd CGU. The charges were determined by comparing the carrying amount of each CGU to its recoverable amount, which is the higher of the fair value less costs of disposal or the value in use. The recoverable amount for the impaired CGUs was based on a fair value less costs to sell (“FVLCTS”) calculation using market-based measurement rather than an entity-specific measurement. The Company has determined that the discounted cash flow (“DCF”) technique provided the best assessment of what each impaired CGU could be exchanged for in an arm’s length transaction. Fair value is represented by the present value of expected future cash flows of the business together with the residual value of the business at the end of the forecast period.

In addition, as a consequence of the wind-down of the Evinrude outboard engines production, an impairment charge of $46.9 million of which $24.8 million was allocated to property, plant and equipment and $22.1 million to intangible assets was recorded during the three-month period ended April 30, 2020.

16.	FINANCING COSTS AND INCOME

Details of financing costs and financing income were as follows:

	Three-month periods ended
	April 30, 2021	April 30, 2020
Interest on long-term debt	$12.5	$14.7
Transaction costs on long-term debt	44.3	12.7
Interest and commitment fees on revolving credit facilities	0.7	3.3
Interest on lease liabilities	2.1	2.4
Net interest on employee future benefit liabilities	1.3	1.4
Other	21.8	2.5
Financing costs	82.7	37.0

Financing income	(1.2)	(14.0)
Total	$81.5	$23.0

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	INCOME TAXES

Details of income tax expense (recovery) were as follows:

	Three-month periods ended
	April 30, 2021	April 30, 2020
Current income tax expense
Related to current year	$70.7	$13.5
Related to prior years	(1.7)	3.7
	69.0	17.2
Deferred income tax recovery
Temporary differences	6.0	(36.1)
Increase (decrease) in valuation allowance	(9.3)	10.5
	(3.3)	(25.6)
Income tax expense (recovery)	$65.7	$(8.4)

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense (recovery) recorded was as follows:

	Three-month periods ended
	April 30, 2021		April 30, 2020

Income taxes calculated at statutory rates	$82.2	26.5%	$(62.1)	26.5%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	(1.9)		(1.7)
Increase (decrease) in valuation allowance	(9.3)		10.5
Recognition of income taxes on foreign currency translation	1.0		5.2
Permanent differences [a]	(3.0)		38.5
Adjustments in respect of prior years	(2.5)		0.7
Other	(0.8)		0.5
Income tax expense (recovery)	$65.7		$(8.4)
[a]

The permanent differences result mainly from the impairment charge on goodwill recorded during the three-month period ended April 30, 2020 and from the foreign exchange (gain) loss on the long-term debt denominated in U.S. dollars.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	FINANCIAL INSTRUMENTS

a)	Fair value

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.

In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair value level, carrying amount and fair value of restricted investments, non-controlling interest liability, derivative financial instruments and long-term debt were as follows:

		As at April 30, 2021
	Fair value level	Carrying amount	Fair value

Restricted investments (Note 3)	Level 2	$14.9	$14.9

Non-controlling interest liability (Note 7)	Level 3	$(20.3)	$(20.3)

Derivative financial instruments
Forward exchange contracts
Favourable		$32.8	$32.8
(Unfavourable)		(5.3)	(5.3)
Interest rate cap		14.0	14.0
Inflation rate swap		(1.2)	(1.2)
	Level 2	$40.3	$40.3

Long-term debt (including current portion)
Term Facility (Note 8)	Level 1	$(1,844.6)	$(1,825.5)
Term Loans (Note 8)	Level 2	(134.3)	(145.6)
		$(1,978.9)	$(1,971.1)

For cash, trade and other receivables, revolving credit facilities, trade payables and accruals, dealer holdback programs and customer deposits, the carrying amounts reported on the condensed consolidated interim statements of financial position or in the notes approximate the fair values of these items due to their short-term nature.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18. FINANCIAL INSTRUMENTS [CONTINUED]

b)     Liquidity risk

The following table summarizes the contractual maturities of the Company’s financial liabilities as at April 30, 2021:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,273.2	$—	$—	$—	$1,273.2
Long-term debt (including interest)	62.8	132.3	215.6	1,825.6	2,236.3
Lease liabilities (including interest)	40.7	72.3	54.2	110.7	277.9
Derivative financial instruments	5.3	1.2	—	—	6.5
Other financial liabilities	199.1	4.4	3.5	24.1	231.1
Total	$1,581.1	$210.2	$273.3	$1,960.4	$4,025.0

19.	SUBSEQUENT EVENTS

On May 4, 2021, the Company amended its $700.0 million Revolving Credit Facilities to increase the total availability to $800.0 million and to extend the maturity from May 2024 to May 2026. The pricing grid and other conditions remained unchanged.